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                           April 30, 2024

       Xuedong Tian
       Chief Executive Officer
       Feutune Light Acquisition Corporation
       48 Bridge Street, Building A
       Metuchen, New Jersey 08840

                                                        Re: Feutune Light
Acquisition Corporation
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Filed on April 26,
2024
                                                            File No. 333-275933

       Dear Xuedong Tian:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 26, 2024 letter.

       Amend No. 4 to Registration Statement on Form S-4 filed April 26, 2024

       General

   1. We note your disclosure that FLFV has until May 2, 2024 to submit a plan to regain compliance with
Nasdaq's Minimum Holders Rule. Please revise your disclosure to update the current status of
Nasdaq compliance.
       Unaudited Pro Forma Condensed Combined Financial Information
       Basis of Pro Forma Presentation, page 121

   2. We understand the maximum redemption scenario (scenario 2) includes an assumption based on the FLFV
stockholders    approval of amending the charter to remove the
                                                        $5,000,001 NTA
requirement. Please revise to expand your disclosure in adjustment
                                                        L (within Note 3 on
page 127) to discuss the NTA assumption. In addition, discuss (and quantify) the maximum
share redemption that could occur to consummate the merger
 Xuedong Tian
Feutune Light Acquisition Corporation
April 30, 2024
Page 2
      transaction in the event the Proposal No. 2 does not get approved.
       Please contact Charles Eastman at 202-551-3794 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Jay Ingram at 202-551-3397 with any other questions.



                                                           Sincerely,
FirstName LastNameXuedong Tian
                                                           Division of
Corporation Finance
Comapany NameFeutune Light Acquisition Corporation
                                                           Office of
Manufacturing
April 30, 2024 Page 2
cc:       Arila Zhou
FirstName LastName